Richard A. Krantz
1055 Washington Boulevard
Stamford, CT 06901-2249
Main (203) 462-7500
Fax (203) 462-7599
rkrantz@rc.com
Direct (203) 462-7505
Also admitted in New York
and Massachusetts
August 27, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3030
Washington, DC 20549

Re:	FuelCell Energy, Inc. Registration Statement S-3 File No. 333-164412
Ladies and Gentlemen:
Please be advised that the acceleration request filed by FuelCell Energy, Inc. requesting that the above-captioned Registration Statement be declared effective on August 30 is hereby withdrawn.
If you have any additional questions or concerns, please feel free to contact the undersigned.
Very truly yours,
/s/ Richard A. Krantz
Richard A. Krantz
RAK:caj